As Filed with the Securities and Exchange Commission on April 10, 2006.
                                                  Registration No. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                    FORM F-6
                             REGISTRATION STATEMENT
                                      under
                           THE SECURITIES ACT OF 1933
         For Depositary Shares Evidenced by American Depositary Receipts

                                   ----------

                            SHISEIDO COMPANY, LIMITED
   (Exact name of issuer of deposited securities as specified in its charter)

                                      N.A.
                   (Translation of issuer's name into English)

                                      Japan
            (Jurisdiction of incorporation or organization of issuer)

                              THE BANK OF NEW YORK
             (Exact name of depositary as specified in its charter)
                      One Wall Street, New York, N.Y. 10286
                            Telephone (212) 495-1784
  (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                                   ----------

                              The Bank of New York
                                  ADR Division
                           One Wall Street, 29th Floor
                               New York, NY 10286
                            Telephone (212)-495-1784

  (Address, including zip code, and telephone number, including area code, of agent for service)

         It is proposed that this filing become effective under Rule 466
                           |X| immediately upon filing
                             |_| on (Date) at (Time)

 If a separate statement has been filed to register the deposited shares, check
                             the following box. |_|

                         CALCULATION OF REGISTRATION FEE

=================================================================================================================================
                                                              Amount         Proposed maximum    Proposed maximum     Amount of
                 Title of each class of                       to be           Aggregate price        aggregate       registration
              Securities to be registered                   registered          per unit (1)     offering price (1)      fee
---------------------------------------------------------------------------------------------------------------------------------
American Depositary Shares evidenced by American           100,000,000             $.05             $5,000,000          $535.00
Depositary Receipts, each American Depositary Share         American
evidencing one common stock of Shiseido Company, Limited   Depositary
                                                             Shares
=================================================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

As permitted by Rule 429 under the Securities Act of 1933, the Prospectus included in this Registration Statement also relates to the Depositary Shares registered under Registration Statement on Form F-6 (No. 33-49090) previously filed by the registrant.

================================================================================

      The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit
(1) to this Registration Statement, which is incorporated herein by reference.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

Item 1. Description of the Securities to be Registered

                              CROSS REFERENCE SHEET

         Item Number and Caption                           Location in Form of
         -----------------------                           American Depositary Receipt
                                                           Filed Herewith as Prospectus
                                                           ----------------------------
(1)      Name and address of Depositary                    Introductory Paragraph

(2)      Title of American Depositary Receipts and         Face of American Depositary Receipt, top center
         identity of deposited securities

         Terms of Deposit:

         (i)      The amount of deposited securities       Face of American Depositary Receipt - upper right
                  represented by one unit of American      corner
                  Depositary Shares

         (ii)     The procedure for voting, if any, the    Paragraphs (16), (17) and (19)
                  deposited securities

         (iii)    The collection and distribution of       Paragraphs (4), (12), (14, (16) and (19)
                  dividends

         (iv)     The transmission of notices, reports     Paragraphs (11), (13), (16), (17), (18) and (19)
                  and proxy soliciting material

         (v)      The sale or exercise of rights           Paragraph (14), (15), (16) and (19)

         (vi)     The deposit or sale of securities        Paragraphs (12), (14), (16), (18) and (19)
                  resulting from dividends, splits or
                  plans of reorganization

         (vii)    Amendment, extension or termination of   Paragraphs (21) and (22)
                  the Deposit Agreement

         (viii)   Rights of holders of receipts to         Paragraph (11)
                  inspect the transfer books of the
                  Depositary and the list of holders of
                  receipts

         (ix)     Restrictions upon the right to deposit   Paragraphs (2), (3), (4), (6), (8) and (23)
                  or withdraw the underlying securities

         Item Number and Caption                           Location in Form of
         -----------------------                           American Depositary Receipt
                                                           Filed Herewith as Prospectus
                                                           ----------------------------
         (x)      Limitation upon the liability of the     Paragraphs (15), (19), (20) and (22)
                  Depositary

(3)      Fees and Charges                                  Paragraph (7) and (8)

Item 2.  Available Information

         Item Number and Caption                           Location in Form of
         -----------------------                           American Depositary Receipt
                                                           Filed Herewith as Prospectus
                                                           ----------------------------
2(a)     Statement that Shiseido Company, Limited          Paragraph (11)
         furnishes the Commission with certain public
         reports and documents required by foreign law or
         otherwise under Rule 12g3-2(b) under the
         Securities Exchange Act of 1934 -- and that such
         reports and documents can be inspected by
         holders of American Depositary Receipts and
         copied at public reference facilities maintained
         by the Commission in Washington, D.C.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. Exhibits

      * (1) Form of Deposit Agreement (including the form of American Depositary Receipt), dated as of July 9, 1992, among Shiseido Company, Limited (the "Issuer"), The Bank of New York, as Depositary (the "Depositary"), and each
Owner and holder from time to time of American Depositary Receipts ("ADRs") issued thereunder.

      (4) Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities being registered.

      (5) Certification under Rule 466.

Item 4. Undertakings

      (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the Issuer which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the Issuer.

      (b) The Depositary hereby undertakes to notify each registered holder of an ADR at least thirty days before any change in the fee schedule.

--------
* Incorporated by reference to Form F-6 Registration Statement No. 33-49090 filed by the Registrant with the Commission

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, The Bank of New York, on behalf of the legal entity created by the Deposit Agreement, dated as of July 9, 1992, among Shiseido Company, Limited, The Bank of New York, as Depositary, and each Owner and holder of an American Depositary Receipt issued thereunder certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on April 10, 2006.

                                              By: THE BANK OF NEW YORK,
                                              as Depositary

                                              By:    \s\ Marianne U. Erlandsen
                                                     ---------------------------
                                              Name:  Marianne U. Erlandsen
                                              Title: Vice President

      Pursuant to the requirements of the Securities Act of 1933, Shiseido Company, Limited has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in Japan on April 10, 2006.

                                              SHISEIDO COMPANY, LIMITED

                                              By:    /s/ Shinzo Maeda
                                                     ---------------------------
                                              Name:  Shinzo Maeda
                                              Title: President & CEO
                                                     Representative Director

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by or on behalf of the following persons in the capacities indicated on April 10, 2006.

Name                                      Title
----                                      -----

/s/ Mario Ikeda                           Chairman
--------------------------------          Director
Morio Ikeda

/s/ Shinzo Maeda                          President & CEO
--------------------------------          Representative Director
Shinzo Maeda*

/s/ Seiji Nishimori                       Representative Director
--------------------------------
Seiji Nishimori

/s/ Toshimitsu Kobayashi                  Corporate Executive Officer
--------------------------------          Director
Toshimitsu Kobayashi

/s/ Yasuhiko Harada                       Corporate Officer
--------------------------------          Director, Responsible for
Yasuhiko Harada**                         Investor Relations and Finance

/s/ Kimie Iwata                           Corporate Officer
--------------------------------          Director
Kimie Iwata

----------
*     Principal Executive Officer
**    Principal Financial and Accounting Officer

/s/ Masaaki Komatsu                       Corporate Officer
--------------------------------          Director
Masaaki Komatsu

/s/ Kiyoharu Ikoma                        Authorized Representative
--------------------------------          in the United States
Kiyoharu Ikoma

                                INDEX TO EXHIBITS

    Exhibit
    Number
    -------

      (4) Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities being registered.

      (5)   Certification under Rule 466.